December 11, 2024

Alexander Bradley
Chief Financial Officer
First Solar, Inc.
350 West Washington Street, Suite 600
Tempe, Arizona 85288

       Re: First Solar, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 27, 2024
           File No. 001-33156
Dear Alexander Bradley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing